INVEST IN **RAYYAN SYSTEMS INC.**

An AI tool to extract knowledge from research to accelerate scientific discovery


EMOLLIENTS 4984
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rayyan.ai Cambridge MA

Software | Technology | B2B | Healthcare | R and D

Highlights

1. 110,000+ researchers from 14,000+ organizations across 180 countries use Rayyan to conduct research
2. 200+ million research articles have been reviewed using Rayyan to extract and synthesize data
3. Ranked #1 in various independent 3rd party studies.
4. 150+ new user sign ups per day with zero advertising
5. 1000+ positive user testimonials and unsolicited endorsements on Twitter

Our Team



Robert Ayan CEO

Executive with prior B2B SaaS, cloud startup experience in product management. Planned a Startup City backed by Peter Thiel; planned a science park and developed policies for a national innovation system. Computer science/MIS degree. MIT MBA.

To accelerate scientific and medical discoveries to benefit human health through evidence based medicine.



Geoffrey Nesnow Chief Revenue Officer



Early pioneer in SaaS, his company LiveVault was sold to Iron Mountain. Held senior roles in marketing, sales, innovation and product management. Professor, Hult International Business School. Start-up adviser. Writer about business and technology.



Hossam Hammady Vice President of Engineering

Full stack developer who built Rayyan based on subject matter expertise and a highly user centric design process. Open Source enthusiast.

Pitch

rayyan
INTELLIGENT SYSTEMATIC REVIEW



AI Assisted Systematic
Literature Review
in Half the Time

Investor Presentation
April 2021

Systematic Literature Review is Broken (to the power of *n*)

- Experts can no longer read all of the literature within their domain of expertise in a lifetime
- Researchers are not in control of how much literature is published about their research topics
- Millions of newly published research articles per year compounds the problem with time

Team of 2-7
researchers per review

12-24 months
to complete one review

Average of $141K
in labor costs per review

"We are currently reviewing more than 2,000 articles in Excel and it's absolutely awful!..."

-Science Librarian,
University of Maryland

About Systematic Literature Review:

- A practice first developed by biomedical professionals
- Consists of synthesizing all that is known about a research topic
- Considered the best available evidence
- Supports all types of evidence-based decision making
- Common among researchers across disciplines
- A starting point for all new research

Rayyan Helps You Complete Your Review in Half the Time!



Cloud Based Team Collaboration

AI / Machine Learning Assisted

Time Saving Workbench

SaaS Web & Mobile Applications

Accessible Anytime, Anywhere, Even Offline!

CLICK TO VIEW DEMO

Targeting $20B Spend Between Biomedical and Academic Research

$20Billion

SPENT ON LABOR CONDUCTING SYSTEMATIC REVIEWS
FROM TWO MARKET SEGMENTS

Initial Target Segments

	Medical	Academia	Industrial	Public Policy	Development	Environment	Legal
Application	**Evidence-based Medicine**	**Review literature for research and publishing**	Product development research	Evidence based public policy	Human, Social and Economic Development	Environmental and agricultural best practices	Legal reviews of patents and case law

$16.7M
SPENT PER TOP PHARMA COMPANY

$18.6M
SPENT PER RESEARCH UNIVERSITY

Primarily Biomedical

*Source: The significant cost of systematic reviews and meta-analyses: A call for greater involvement of machine learning to assess the promise of clinical trials

Targeting 100x Global User Community Growth

Organic User Growth

100,000+
USERS

150+
NEW SIGN UPS PER DAY

All
BY WORD OF MOUTH!



95,000
50,000
20,000
Jan-19
Jan-20
Jan-21
Registered Users

Global User Community



- US & Canada: **41%**
- Europe: **28%**
- Brazil: **10%**
- China & Japan: **4%**

● >10%
● < 10%

Source: Google analytics Rayyan usage data

Key Rayyan Usage Statistics are Very Healthy

50% of Users are Active Monthly
Monthly active users are 50% of the registered user base.

13.3% Mobile Use
1 out of 7.5 users access via Mobile or Tablet.

Daily & Monthly* Web and Mobile Active Users

Tuesday, December 1, 2020
- 1 Day Active Users (All Users): **3,786**
- 1 Day Active Users (Mobile and Tablet Traffic): **299**
- 28 Day Active Users (All Users): **37,735**
- 28 Day Active Users (Mobile and Tablet Traffic): **5,139**

Only 28 days depicted. Add 2-3x daily active to calculate full monthly active

98%+ User Retention
We are retaining our existing users as we rapidly acquire new users.

User Retention



Jan 1, 2019 - Oct 31, 2019
Returning Visitor
31.0%
New Visitor
69.0%
Jan 1, 2020 - Oct 31, 2020
Returning Visitor
31.4%
New Visitor
68.6%

Source: Google analytics from the Rayyan servers

Viral Enthusiasm for Rayyan on Social Media

Find out what nearly 1,000 researchers have shared about their experience using Rayyan!



nichole nidey @nichole_nidey · Aug 5, 2020
Today I learned about @rayyanapp... It is a great platform for collaborating with others in lit searches, systematic reviews and metas! #epitwitter
Jessica Beltran @JessicaBeltranP · Apr 1, 2020
I love @rayyanapp! Rayyan is providing huge dataset of COVID-19 articles!
Elizabeth Booker @NewhamMum · Feb 21, 2020
Boring tweet alert but @rayyanapp is brilliant!
I've only started using it this morning but its so clear, easy to use, multiple people can work on the same project and its FREE!
I'd recommend it to anyone @GoldsmithsPsych doing a #systematicreview @BurgessAbi @ncbowling
Jen Brown @JveWagner · Feb 12, 2020
Not only was the #protocol for the @GenderClinical #systematicreview published yesterday - read it here rdcu.be/b1vqK #SharedIt - we also completed title and abstract #screening earlier than expected thanks to @rayyanapp's brilliant 5* rating algorithm!
clair barber @neutrophilclair · Apr 1, 2020
Such a great app to streamline systematic reviews, nice work @rayyanapp
Jen Brown @JveWagner · Jan 31, 2020
Wow, solid effort, team @GenderClinical!!! That's over 5k new records screened (in addition to the 9k already done!). @rayyanapp is handling it all beautifully great work all! @NoortjeUphoff @drjessmorgan @gabs_finn @pes_crampton @Mildredkehoe
Dr. Amy Price @AmyPricePhD · Dec 1, 2019
I love @rayyanapp! Was easy to use, can work with members of the public freely, is visually pleasing and fast
Angela Ciccia, PhD @angelacicciaPhD · Sep 17, 2019
I love @rayyanapp! This cut down our review time by at least half!
Pauline Boland @PaulineBolandOT · Jun 27, 2019
Replying to @DrLevack @LeanneTogher and 3 others
Discovered Rayyan via a student this year....one of those things that just works and can't believe I was using anything else!
conorjudge @conorjudge · May 1, 2019
We love @rayyanapp and have used it for several meta-analyses. Worth a look for screening tasks
Edina Amponsah-Dacosta PhD, MPH @eddiedacosta2 · Apr 15, 2019
I love @rayyanapp! Very efficient and easy to use. Cuts back on the time required to screen literature for a systematic review. Also allows for ease of duplicate screening and quality control by co-reviewers!

A Freemium Subscription Model that is Marketed "B2C-like"

Rayyan Pricing & Packaging: Collar free use to achieve a 3%+ conversion to paid.

Major Competitors: Compared to $75-$235 per month per user, or $240 per active review per year.

Essential	Time Saver	Professional	Pro Team
1 Active Review Unlimited Reviewers	2 Active Reviews Unlimited Reviewers 1 Always Free Mobile License	Unlimited Reviews Unlimited Reviewers 1 Always Free Mobile License + Database Integrations	Unlimited Active Reviews Unlimited Reviewers Always Free Mobile Licenses Team Management 5-user license
$ 0 / mo	$ 9.99 / mo	$ 19.99 / mo	$ 49.99 / mo
START	FREE TRIAL	FREE TRIAL	FREE TRIAL
★★★★★	★★★★★	★★★★★	★★★★★

*7 day free trial once they select a paid plan after which their card will be charged.

+$19.99 per additional user

Illustrative / Pricing and Packaging will under go further refinement

8

Revenue and Paid Subscriber Projections

User and Revenue Growth Strategy:

1. **Grow users 10x to 100x**
2. **Target 3%+ conversion to paid**
3. **Utilize affiliate marketing**

These Revenue and Paid Subscriber projections are only based on the time saving "X axis" of the product roadmap. Greater revenue and subscription potential is expected from the value generating "Y" axis of the roadmap.

Other revenue opportunities enabled by scale not depicted in these projections include advertising, job postings, data, marketplace, and premium services revenues.



Revenue
Average Revenue of $9.99 per month per paid user
Average Revenue of $14.99 per month per paid user
Paid Subscribers
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
300,000
200,000
100,000
0
$479,520
4,000
$4,150,845
34,625
$12,456,690
69,250
$24,913,380
138,500
$49,826,760
277,000
2021
2022
2023
2024
2025
Paid Subscribers
Revenue

DISCLAIMER: THESE PROJECTIONS CANNOT BE GUARANTEED

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Disclaimer: These projections cannot be guaranteed

Management Team



Geoff Nesnow
VP, Business Development
(full-time)
Experienced business development executive with prior SaaS, B2B, Cloud, subscription business experience. Startup Advisor.



Greg Moeller
Advisor
Company Building & Operations
Serial entrepreneur with multiple crossing the chasm successes. Experience building Machine Learning software. Startup Advisor.



Robert Ayan
CEO
(full-time)
Experienced entrepreneur with prior SaaS, B2B, Cloud, subscription business, and data center experience.



Ramy Mora
Advisor
Product Management and Marketing
Highly experienced marketing executive with a track record of defining and delivering differentiated brand experiences that grow market share and build customer loyalty.



Hossam Hammady
VP, Engineering
(full-time)
Experienced full stack software architect and developer of the Rayyan software, experienced manager of software developers and projects.

10

Active Partnership Discussions

IP license:	Qatar Computing & Research Institute (QCRI)	License, Shareholder
Investors:	QSTP Technology Venture Fund	$500K
Counsel:	Latham & Watkins	Retained
Banking:	Silicon Valley Bank	Established
Development:	KiwiTech	NDA, Term Sheet, SoW
Cloud:	Google Cloud Startup Program	$100K+ in cloud services

Ask: The company is seeking $2M+ to offer its first commercial release, achieve first revenues, scale users 10x, and utilize a product led strategy to become the market leader.

Vision: Maximize value for the long term by providing affordable tools to accelerate scientific discovery among the largest segments of researchers and becoming the largest community of practice where value is created and exchanged.

11

THANK YOU

rayyan

INTELLIGENT SYSTEMATIC REVIEW